UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101 (b)(8)	☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Toko, Inc.

(Name of Subject Company)

N/A

(Translation of Subject Company Name into English (if applicable))

Japan

(Jurisdiction of Subject Company Incorporation or Organization)

Murata Manufacturing Co., Ltd.

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Murata Manufacturing Co., Ltd.

Attn: Takumi Ikushima

1-10-1 Higashi-Koutari, Nagaokakyo-shi, Kyoto

617-8555, Japan

Phone: +81-75-955-6786

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

Exhibit Number

99.1	English translation of Announcement regarding the Execution of a Share Exchange Agreement for Converting Toko, Inc. into a Wholly-Owned Subsidiary of Murata Manufacturing Co., Ltd. (Simplified Share Exchange), dated January 29, 2016

Item 2.	Informational Legends

The required legend is prominently included in the document(s) referred to in Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit Number

99.2	English translation of Extraordinary Report to Kanto Local Finance Bureau dated January 29, 2016 under the Financial Instruments and Exchange Act of Japan regarding the share exchange between Murata Manufacturing Co., Ltd. and Toko, Inc.

PART III – CONSENT TO SERVICE OF PROCESS

Murata Manufacturing Co., Ltd. is submitting to the Securities and Exchange Commission concurrently with the furnishing of this Form CB an Appointment of Agent for Service of Process and Undertaking on Form F-X.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MURATA MANUFACTURING CO., LTD.

Date: February 1, 2016	By:	/s/ Yoshito Takemura
Name: Yoshito Takemura
Title: Senior Vice President